United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number:  1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110

Houston, Texas 77046

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available for Benefits – As of December 31, 2014 and 2013		4

Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2014 and 2013		5

Notes to Financial Statements		6

Supplemental Schedules

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2014	24

2	Schedule H, Line 4j – Schedule of Reportable Transactions – Year ended December 31, 2014	25

Note:
Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Occidental Petroleum Corporation Pension and Retirement Plan Administrative Committee
Occidental Petroleum Corporation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2014 are fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Houston, Texas

June 26, 2015

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013
(Amounts in thousands)

	2014	2013
Assets:
Cash	$125	$172
Investments:
At fair value:
Common/collective trust	4,362	16,596
Common stock	823,740	985,443
Mutual funds	1,048,592	981,527
Plan interest in master trust accounts	598,126	657,340
Total investments at fair value	2,474,820	2,640,906
Receivables:
Notes receivable from participants	21,646	26,263
Interest and dividends	7,555	6,850
Participant contribution	2,133	2,170
Employer contribution	1,197	1,206
Total receivables	32,531	36,489
Total assets	2,507,476	2,677,567

Net assets available for benefits at fair value	2,507,476	2,677,567
Adjustment from fair value to contract value for interest in master trust account relating to fully benefit-responsive investment contracts	(14,537)	(12,231)
Net assets available for benefits	$2,492,939	$2,665,336

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2014 and 2013
(Amounts in thousands)

	2014	2013
Changes to net assets attributable to:
Investment income:
Interest	$12	$38
Dividends	65,974	51,351
Net (depreciation) appreciation in fair value of investments	(54,676)	363,377
Plan interest in master trust accounts investment income	20,573	52,048
Other	318	185
Total investment income	32,201	466,999

Interest income on notes receivable from participants	789	778
Contributions:
Participant	95,670	90,955
Employer	55,241	51,706
Participant rollovers	6,771	6,390
Total contributions	157,682	149,051
Transfer from other plans	—	91
Deductions:
Benefits paid to participants	363,069	223,773
Total deductions	363,069	223,773
Net (decrease) increase	(172,397)	393,146
Net assets available for benefits:
Beginning of year	2,665,336	2,272,190
End of year	$2,492,939	$2,665,336

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)    Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)    General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (OPC, Oxy, or the Employer), a Delaware corporation, and participating subsidiaries (collectively, the Company).  The Plan is intended to be a tax-qualified plan containing a qualified cash or deferred arrangement and employee stock ownership plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On November 30, 2014, the spin-off of the Company's California oil and gas operations and related assets was completed through the distribution of 81.3% of the outstanding shares of common stock of California Resources Corporation (California Resources), creating an independent, publicly traded company. The Company's shareholders at the close of business on the record date of November 17, 2014 received 0.4 shares of California Resources for every share of Oxy's common stock held. Fractional shares of California Resources were not distributed and any fractional shares otherwise issuable to an Oxy shareholder were sold on the open market on such shareholder's behalf, and such shareholder received a cash payment with respect to the fractional share.

Participants in the Plan who have a balance in the Oxy Stock fund own a pro rata share of the Oxy common stock held by the Plan trustee. The trustee received shares of California Resources stock based on the number of shares of Oxy stock held under the Oxy Stock Fund on November 17, 2014. Those California Resources shares were placed in a new California Resources stock fund, which was allocated to participants in the Plan who had a balance in the Oxy Stock Fund on November 28, 2014, the last trading day before the November 30, 2014 distribution date. On December 1, 2014, participant accounts were adjusted to reflect the crediting of California Resources shares into the new California Resources Stock Fund. See Note 6 for additional information.

(b)    Plan Administration

The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees).  Members of the Committees are selected by the board of directors of OPC (the Board).  The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

(c)    Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2014 and 2013, the employee contribution percentage limits were 30% for non-Highly Compensated Employees and 15% for Highly Compensated Employees.  Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $5,500 for each of the 2014 and 2013 Plan years.

Employer Matching Contributions – For noncollectively bargained employees, the Company contributes an amount equal to 100% of a participant’s contribution up to the first 6% of eligible compensation.  For collectively bargained employees, the Company contributes between 50% and 100%, as negotiated by their respective unions, up to the first 4% or 6% of eligible compensation that a participant contributes to the Plan.  All employer contributions are invested in the Oxy Stock Fund.  Active participants who are fully vested and terminated vested participants may elect to transfer their employer matching contributions to other investment funds.

(d)    Participant Accounts

Each participant’s account is credited with the participant’s elected contribution, the Employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses, and investment manager fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)    Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  The Company’s matching contributions vest after three years of vesting service.  Participants are also always fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

Participants who were California Resources group employees transferring to California Resources effective December 1, 2014 as a result of the spin-off described above were fully vested in the Plan as of that date.

(f)    Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, (ii) 50% of their vested account balance, or (iii) a loan amount that would require monthly payroll deductions for repayment not greater than 25% of the participant’s monthly base compensation.  Loan terms range from one to five years for general purpose loans and six to ten years for primary residence loans.  The maturity dates on currently outstanding notes receivable from participants range from January 2015 to January 2025. The loans are secured by the balance in the participant’s account at the time the loan is approved.  Loan interest rates were fixed based on the prime rate as published by The Wall Street Journal on the first day of the month prior to the calendar month in which the loan is requested.  Interest rates ranged from 3% to 5% on loans outstanding as of December 31, 2014 and from 3% to 11% on loans outstanding as of December 31, 2013.  Principal and interest are paid ratably through payroll deductions.

(g)    Distributions

Generally, on termination of service, participants may elect to receive the vested portion of their account under one of the distribution options allowed by the Plan.  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund or the California Resources Stock Fund in cash or in shares of OPC or California Resources common stock, respectively.

Participants who were California Resources group employees transferring to California Resources effective December 1, 2014 as a result of the spin-off described above were deemed to have incurred a severance of employment. For the period December 1, 2014 to December 15, 2014, such participants could elect to rollover their eligible vested account balances to the applicable California Resources plan. Such amounts are included in benefits paid to participants in the statement of changes in net assets available for benefits.

(h)    Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions.  During 2014 and 2013, employer contributions were reduced by approximately $1,350,000 and $1,500,000, respectively, from forfeited nonvested accounts.

Forfeitures of terminated nonvested account balances during 2014 and 2013 were approximately $1,683,000 and $1,683,000, respectively.  At December 31, 2014 and 2013, the balance of forfeited nonvested accounts totaled approximately $684,000 and $351,000, respectively.  These accounts are expected to be used to reduce future contributions.

(i)    Expenses

Certain expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)    Use of Estimates

The process of preparing financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make informed estimates and judgments regarding certain types of financial statement balances and disclosures. Changes in facts and circumstances or discovery of new information relating to such transactions and events may result in revised estimates and judgments and actual results may differ from estimates upon settlement but generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the Plan’s financial statements.

(c)    Investment Valuation and Income Recognition

The Plan’s investments, with the exception of fully benefit-responsive investment contracts, are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Net (depreciation) appreciation in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

(d)    Payment of Benefits

Benefits are recorded when paid.

(e)    Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent notes recievable from participants are reclassified as distributions based upon terms of the Plan document.

(f)    Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year's presentation.

(g)    Recently Issued Accounting Pronouncement

On May 1, 2015 the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The ASU is effective for public entities' fiscal years beginning after December 15, 2015, and interim period within those fiscal years. Management is currently evaluating the impact of adopting this ASU on the Plan's financial statements.

(3)    Investments

The following table presents investments that represent 5% or more of the Plan’s net assets (amounts in thousands):

	As of December 31,
	2014	2013
Oxy stock*	$804,028	$985,443
GIC MTIA	455,713	497,558
Bernstein MTIA	124,217	140,825
Vanguard Institutional Index Fund	264,176	242,838
Dodge & Cox Balanced Fund	166,920	156,149
Vanguard Mid-Cap Institutional Index Fund	143,315	135,279
All other investments less than 5%	516,451	482,814
Total investments	$2,474,820	$2,640,906

* Participant- and non-participant-directed.

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated  or depreciated  in value as follows (amounts in thousands):

	Year ended December 31,
	2014	2013
Common stock	$(119,476)	$198,219
Mutual funds	64,800	165,158
Net appreciation (depreciation)	$(54,676)	$363,377

(4)     Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices for identical assets or liabilities; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value:

(a)    Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

(b)    Mutual Funds

Generally, mutual funds are valued at the net asset value (NAV) of the shares held by the Plan.  If publicly registered, the value of the mutual fund can be obtained through quoted market prices in active markets.

(c)    Common/Collective Trusts and Short-Term Investment Fund

The common collective trusts and short-term investment fund are valued at the NAV of the units provided by the fund issuer.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less liabilities.

(d)    Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

(e)    Master Trust Account – Synthetic Guaranteed Investment Contracts (GIC)

Fair value of the nonparticipating synthetic GIC wrapper contract is determined using a discounted cash flow method.  Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality.  Fair value for security-backed investment contracts was derived from third-party sources, based on the type of investment held.

(f)    Separate Account Contract

The separate account contract is valued at the fair value of the underlying assets legally owned by the contract issuer which are maintained in an account that is segregated from the issuer’s general account assets.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013 (amounts in thousands).  The tables do not include the Plan’s interest in master trust accounts presented in separate individual tables (see note 7).

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Total
Common stock
Occidental Petroleum Corporation	$804,028	$—	$804,028
California Resources Corporation	19,712	—	19,712
Mutual funds
Fixed income funds	114,653	—	114,653
Index funds (S&P 500, Mid-Cap and REITs)	489,540	—	489,540
Balance fund	166,920	—	166,920
Growth funds	140,796	—	140,796
Value fund	55,038	—	55,038
International fund	81,645	—	81,645
Common/collective trust	—	4,362	4,362
Total assets excluding
Plan’s interest in master trusts, at fair value	$1,872,332	$4,362	$1,876,694

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Total
Common stock
Occidental Petroleum Corporation	$985,443	$—	$985,443
Mutual funds
Fixed income funds	104,582	—	104,582
Index funds (S&P 500, Mid-Cap and REITs)	428,068	—	428,068
Balance fund	156,149	—	156,149
Growth funds	144,567	—	144,567
Value fund	53,369	—	53,369
International fund	94,792	—	94,792
Common/collective trust	—	16,596	16,596
Total assets excluding
Plan’s interest in master trusts, at fair value	$1,966,970	$16,596	$1,983,566

(5)    Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Oxy’s common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2014	2013
Net assets:
Common/collective trust	$1,403	$15,848
Oxy common stock	$804,028	$985,443
Interest and dividends receivable	$7,250	$6,645
	$812,681	$1,007,936

	Year ended December 31,
	2014	2013
Changes in net assets:
Contributions	$66,417	$62,276
Investment income	29,394	27,051
Net appreciation/(depreciation) in fair value of investments	(112,677)	198,179
Transfers between funds	(52,965)	(50,351)
Benefits paid to participants	(95,723)	(69,158)
Transfer to California Resources Stock Fund	(29,694)	—
Administrative expenses	(7)	(7)
Changes in net assets	$(195,255)	$167,990

(6)    California Resources Stock Fund

As a result of the spin-off of California Resources, the Plan received shares of California Resources stock based on the number of shares of Oxy stock held under the Oxy Stock Fund. Those California Resources shares were placed in a new California Resources Stock Fund, which was allocated to participants in the Plan who had a balance in the Oxy Stock Fund on the last trading day before the distribution date. The California Resources Stock Fund is a closed fund. It holds the distributed California Resources shares but is not open to any additional investments or contributions by Plan participants. Additionally, the California Resources Stock Fund will be discontinued and participants must divest of their California Resources Stock Fund generally on or before November 30, 2016.

The California Resources Stock Fund is a unitized stock fund which includes shares of California Resources’ common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the California Resources Stock Fund is as follows (amounts in thousands):

	As of December 31,
	2014	2013
Net assets:
Common / Collective Trust	$1,847	$—
California Resources common stock	19,712	—
California Resources Stock Fund	$21,559	$—

	Year ended December 31,
	2014	2013
Changes in net assets:
Transfer from Oxy Stock Fund	$29,694	$—
Investment income	8	—
Net (depreciation)/appreciation in fair value of investments	(6,799)	—
Transfers between funds	(485)	—
Benefits paid to participants	(859)	—
Changes in net assets	$21,559	$—

(7)    Plan Interest in Master Trust Accounts

The Plan invests in three Master Trust Investment Accounts (MTIA), a synthetic GIC fund managed by Invesco (GIC MTIA), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA).  The Plan and the OPC Retirement Plan each own an undivided interest in the GIC MTIA.  The Plan and the OPC Master Retirement Trust each own an undivided interest in the Advent MTIA and Bernstein MTIA. The following table presents the fair value of the Plan interest in each MTIA (amounts in thousands):

	As of December 31,
	2014	2013
Plan interest in master trust accounts:
GIC MTIA	$455,713	$497,558
Advent MTIA	18,196	18,957
Bernstein MTIA	124,217	140,825
Net assets	$598,126	$657,340

The following table presents the fair value of the net assets held by the GIC MTIA, in which the Plan owns an undivided interest. Investments that represent 5% or more of the GIC MITA net assets are separately identified (amounts in thousands):

	As of December 31,
	2014	2013
Assets:
Common/collective trusts	$7,593	$25,181
Synthetic guaranteed investment contracts - fixed income funds (a):
Invesco Short - Term Bond Fund	291,343	310,175
Invesco Intermediate Gov/Credit Fund	67,032	70,690
Jennison Intermediate Gov/Credit Fund	67,926	71,344
PIMCO Intermediate Gov/Credit Fund	66,777	70,562
Other	110,493	116,225
Separate account contract	63,041	67,755
Wrapper contracts	193	210
Accrued expense	(139)	(239)
Accrued investment income	1	1
Net assets, at fair value	674,260	731,904
Adjustment from fair value to contract value for interest in master trust account relating to fully benefit-responsive investment contracts	(21,509)	(17,992)
Net assets, at contract value	$652,751	$713,912
Plan’s percentage interest in GIC MTIA net assets	68%	68%
Plan interest in GIC MTIA, at fair value	$455,713	$497,558
Plan interest in GIC MTIA, at contract value	$441,176	$485,327

The following table presents the net appreciation (depreciation) and the changes in net assets of the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2014	2013
Interest Income	$13,344	$15,152
Less investment expenses	(646)	(542)
Total investment income	$12,698	$14,610

Net Transfers	$(73,859)	$(39,782)
Changes in Net Assets	$(61,161)	$(25,172)

The synthetic GICs are initially stated at fair value but then adjusted to contract value because they are fully benefit-responsive.  As such, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value for the synthetic GICs is determined based on the fair value of the underlying assets.  The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the synthetic GICs is the value of the “wrapper” contract issued by an insurance company or bank (the issuer).

The GIC MTIA owns the underlying investment and the wrapper contracts that are the basis for its synthetic guaranteed investment contracts. As a result, the 2014 and 2013 disclosures present each of the underlying investments, valuation methods and inputs to the fair value hierarchy. The disclosures for the underlying Level 2 investments in the synthetic GICs have been made utilizing NAV to determine fair value.

Synthetic GICs operate similarly to a separate account GIC, except that the assets are placed in a trust with ownership by GIC MTIA, rather than a separate account of the issuer.  A wrapper contract allows participants to execute Plan transactions at contract value.

Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread. The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The key factors that influence future interest crediting rates for the synthetic GIC and the wrapper contracts include, but are not limited to, the level of market interest rates, the Plan cash flow, the investment returns generated by the fixed income investments that back the contract or the duration of the underlying investments backing the contract.

During 2014 and 2013, the average yield earned on amounts invested in the synthetic GICs was 1.43% and 1.28%, respectively.  As of December 31, 2014 and 2013, the average crediting interest rate on such contracts was 2.04% and 1.84%, respectively.

There are certain events not initiated by participants that limit the ability of the GIC MTIA to transact with the synthetic GIC issuer at contract value.  These events include, but are not limited to: (i) termination of the Plan, (ii) Company election to withdraw from a contract in order to change investment provider, and (iii) termination of a contract upon short notice due to the loss of the Plan’s qualified status or material and adverse changes to the Plan’s provision.  The Committees are not aware of any such event being contemplated at this time.

The following tables provide fair value measurement information for the GIC MTIA, in which the Plan owns an undivided interest as of December 31, 2014 and 2013 (amounts in thousands):

	Assets at fair value as of December 31, 2014
	Level 2	Level 3	Total
Common/collective trust	$7,593	$—	$7,593
Synthetic guaranteed investment contracts
Common/collective trusts:
Fixed income funds (a)	603,571	—	603,571
Separate account contract	63,041	—	63,041
Wrapper contracts	—	193	193
Total synthetic guaranteed investment contracts	666,612	193	666,805
Total assets at fair value	$674,205	$193	$674,398

	Assets at fair value as of December 31, 2013
	Level 2	Level 3	Total
Common/collective trust	$25,181	$—	$25,181
Synthetic guaranteed investment contract
Common/collective trusts:
Fixed income funds (a)	638,996	—	638,996
Separate account contract	67,755	—	67,755
Wrapper contracts	—	210	210
Total synthetic guaranteed investment contracts	706,751	210	706,961
Total assets at fair value	$731,932	$210	$732,142

The following table sets forth the changes in fair value of the Level 3 assets under the GIC MTIA, in which the Plan owns an undivided interest for the year ended December 31, 2014 and 2013 (amounts in thousands):

	Year ended December 31,
	2014	2013
Balance, beginning of year	$210	$267
Unrealized losses	(17)	(57)
Balance, end of year	$193	$210

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively (in thousands):

December 31, 2014
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Fixed income funds (a)	603,571	N/A	Daily	Daily

December 31, 2013
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Fixed income funds (a)	638,996	N/A	Daily	Daily

(a) This category includes several investments in common/collective trusts whose investment strategy are similar, is based on a fixed income strategy. Investments in this category can be redeemed immediately at the current NAV per share based on the fair value of the underlying asset. The Funds may invest in, among other things, government-issued securities, mortgages, corporate bonds, structured securities, including, but not limited to, asset-backed securities and commercial mortgage-backed securities.

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA, in which the Plan owns an undivided interest at December 31, 2014 and 2013 (amounts in thousands):

As of December 31, 2014	Credit rating*	Investments at fair value	Wrap contracts at fair value	Adjustments to contract value	Investments at contract value
Synthetic GICs:
Bank of Tokyo	A+	$51,238	$—	$(1,615)	$49,623
New York Life	AA+	63,041	—	(1,254)	61,787
Pacific Life Insurance	A+	83,739	—	(1,500)	82,239
Prudential Insurance	AA-	141,216	—	(7,074)	134,142
State Street Bank	AA-	90,736	—	(3,823)	86,913
Transamerica	AA-	145,202	193	(4,683)	140,712
Voya	A-	91,440	—	(1,560)	89,880
		666,612	193	(21,509)	645,296
Common/collective trust		7,593	—	—	7,593
		$674,205	$193	$(21,509)	$652,889

As of December 31, 2013	Credit rating*	Investments at fair value	Wrap contracts at fair value	Adjustments to contract value	Investments at contract value
Synthetic GICs:
Bank of Tokyo	AA-	$54,338	$—	$(1,411)	$52,927
ING Life and Annuity	A-	97,728	—	(1,414)	96,314
Monumental	AA-	152,758	210	(2,728)	150,240
New York Life	AAA	67,755	—	(1,504)	66,251
Pacific Life Insurance	A+	89,516	—	(1,402)	88,114
Prudential Insurance	AA-	148,471	—	(5,846)	142,625
State Street Bank	AA-	96,185	—	(3,687)	92,498
		706,751	210	(17,992)	688,969
Common/collective trust		25,181	—	—	25,181
		$731,932	$210	$(17,992)	$714,150

*    Credit rating of issuer is the highest among S&P, Moody’s and Fitch converted to the S&P convention as provided by Invesco.

The following tables present the fair value of the net assets held by the Advent MTIA, in which the Plan owns an undivided interest. There were no individual investments in the Advent MTIA representing 5% or more of the account's net assets (amounts in thousands):

	As of December 31,
	2014	2013
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$8,385	$2,616
Common/collective trust	2,045	2,267
Preferred stocks	4,543	6,444
Corporate bonds	61,943	58,797
Total investments	76,916	70,124
Cash	976	369
Receivables:
Due from broker for securities sold	29	506
Accrued investment income	316	266
Total receivables	345	772
Total assets	78,237	71,265
Liabilities:
Due to broker for securities sold	(646)	85
Accrued expenses	155	126
Payable under securities lending agreement	8,385	2,616
Total liabilities	7,894	2,827
Net assets of Advent MTIA	$70,343	$68,438
Plan’s percentage interest in Advent MTIA net assets	26%	28%
Plan interest in Advent MTIA	$18,196	$18,957

The following table presents the net appreciation (depreciation) and changes in the net assets of the Advent MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2014	2013
Net appreciation in fair value of investments:
Corporate bonds	$2,530	$10,074
Preferred stocks	272	609
Net appreciation	2,802	10,683
Interest and dividends	1,460	1,676
Less investment expenses	(589)	(465)
Investment income	$3,673	$11,894

Net transfers	(1,768)	2,474
Changes in Net Assets	1,905	14,368

The following tables provide fair value measurement information for the Advent MTIA, in which the Plan owns an undivided interest at December 31, 2014 and 2013 (amounts in thousands):

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Total
Short-term investment fund	$—	$8,385	$8,385
Common/collective trust	—	2,045	2,045
Preferred stock	4,543	—	4,543
Corporate bonds	—	61,943	61,943
Total assets at fair value	$4,543	$72,373	$76,916

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Total
Short-term investment fund	$—	$2,616	$2,616
Common/collective trust	—	2,267	2,267
Preferred Stock	6,444	—	6,444
Corporate bonds	—	58,797	58,797
Total assets at fair value	$6,444	$63,680	$70,124

The Advent MTIA participated in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements.  For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities.  The cash received as collateral is invested in the Trustee’s Overnight Government Fund, which is an overnight government reverse repurchase investment fund. The MTIA and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities.

The fair value of securities loaned was approximately $8,165,000 and $2,538,000 at December 31, 2014 and 2013, respectively.  Cash collateral of approximately $8,385,000 and $2,616,000 was held at December 31, 2014 and 2013, respectively, with an offsetting liability.  Income earned during 2014 and 2013 was approximately $20,000 and $21,000, respectively, net of bank fees of approximately $10,000 and $11,000, respectively. This income is included as interest income for the Advent MTIA.

The following tables present assets and liabilities under the Securities Lending Program for the Advent MTIA, net of amounts available for offset under a master netting agreement and, as applicable, the related collateral and potential loss exposure to the Plan as of December 31, 2014 and 2013 (in thousands):

December 31, 2014
Counterparty	Gross Amounts of Assets Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Received	Net Amount
Bank of New York Mellon	$8,385	$—	$(8,385)	$—
Counterparty	Gross Amounts of Liabilities Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Pledged	Net Amount
Bank of New York Mellon	$8,385	$(8,385)	$—	$—

December 31, 2013
Counterparty	Gross Amounts of Assets Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Received	Net Amount
Bank of New York Mellon	$2,616	$—	$(2,616)	$—
Counterparty	Gross Amounts of Liabilities Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Pledged	Net Amount
Bank of New York Mellon	$2,616	$(2,616)	$—	$—

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest. There were no individual investments in the Bernstein MTIA representing 5% or more of the accounts net assets (amounts in thousands):

	As of December 31,
	2014	2013
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$3,368	$10,074
Common/collective trust	3,690	3,015
Common stocks	170,508	194,360
Total investments	177,566	207,449
Cash	14	—
Receivables:
Due from broker	167	337
Accrued investment income	226	282
Total receivables	393	619
Total assets	177,973	208,068
Liabilities:
Due to broker for securities purchased	1,039	709
Accrued investment manager fees	34	—
Payable under securities lending agreement	3,368	10,074
Total liabilities	4,441	10,783
Net assets of Bernstein MTIA	$173,532	$197,285
Plan’s percentage interest in Bernstein MTIA net assets	72%	71%
Plan interest in Bernstein MTIA	$124,217	$140,825

The following table presents the net appreciation (depreciation) and the changes in the net assets of the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2014	2013
Net appreciation in fair value of investments:
Common stocks	$14,306	$53,306
Interest and dividends	3,085	3,527
Less investment expenses	(1,564)	(1,199)
Investment income	$15,827	$55,634

Net transfers	(39,580)	13,786
Changes in net assets	(23,753)	69,420

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest at December 31, 2014 and 2013 (amounts in thousands):

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Total
Short-term investment fund	$—	$3,368	$3,368
Common/collective trust	—	3,690	3,690
Common stocks	170,508	—	170,508
Total assets at fair value	$170,508	$7,058	$177,566

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Total
Short-term investment fund	$—	$10,074	$10,074
Common/collective trust	—	3,015	3,015
Common stocks	194,360	—	194,360
Total assets at fair value	$194,360	$13,089	$207,449

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2014 and 2013.  Details of the Securities Lending Program are discussed above.

The fair value of securities loaned was approximately $3,276,000 and $9,808,000 at December 31, 2014 and 2013, respectively.  Cash collateral of approximately $3,368,000 and $10,074,000 was held at December 31, 2014 and 2013, respectively, with an offsetting liability.  Income earned during 2014 and 2013 was approximately $20,000 and $47,000, respectively, net of bank fees of approximately $11,000 and $25,000, respectively. This income is included as interest income for the Bernstein MTIA.

The following tables present assets and liabilities under the Securities Lending Program for the Bernstein MTIA, net of amounts available for offset under a master netting agreement and, as applicable, the related collateral and potential loss exposure to the Plan as of December 31, 2014 and 2013 (in thousands):

December 31, 2014
Counterparty	Gross Amounts of Assets Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Received	Net Amount
Bank of New York Mellon	$3,368	$—	$(3,368)	$—
Counterparty	Gross Amounts of Liabilities Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Pledged	Net Amount
Bank of New York Mellon	$3,368	$(3,368)	$—	$—

December 31, 2013
Counterparty	Gross Amounts of Assets Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Received	Net Amount
Bank of New York Mellon	$10,074	$—	$(10,074)	$—
Counterparty	Gross Amounts of Liabilities Presented in the Statement of Assets and Liabilities	Financial Instrument	Collateral Pledged	Net Amount
Bank of New York Mellon	$10,074	$(10,074)	$—	$—

(8)    Related-Party Transactions

The Trustee and OPC are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.  OPC paid approximately $929,000 and $921,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2014 and 2013, respectively.

(9)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, affected participants would become 100% vested in their employer contributions.

(10)    Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company, by a letter dated September 25, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

(11)    Risks and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Risks associated with the Oxy Stock Fund and California Resources Stock Fund include those disclosed by Oxy and California Resources in their annual reports on Form 10-K filed with the Securities and Exchange Commission and their other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2014 and 2013, approximately 32% and 37%, respectively, of total Plan investments were invested in Oxy stock.

(12)    Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2015 (amounts in thousands):

	As of December 31,
	2014	2013
Net assets available for benefits per the financial statements	$2,492,939	$2,665,336
Amounts allocated to withdrawing participants	—	(2,963)
Net assets available for benefits per the Form 5500	$2,492,939	$2,662,373

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 15, 2015 (amounts in thousands):

	Year ended December 31,
	2014	2013
Benefits paid to participants per the financial statements	$363,069	$223,773
Amounts allocated to withdrawing participants at December 31, 2014	—	—
Amounts allocated to withdrawing participants at December 31, 2013	(2,963)	2,963
Amounts allocated to withdrawing participants at December 31, 2012	—	(1,894)
Benefits paid to participants per the Form 5500	$360,106	$224,842

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.

(13)    Subsequent Events

Effective January 1, 2015, the Plan was amended such that employer matching contributions under the Plan will vest immediately for all employees. In addition, effective January 1, 2015 the employer matching contributions for noncollectively bargained employees will be an amount equal to 200% of a participant's contribution up to the first 2% of eligible compensation, and 100% of the next 3% of eligible compensation. Certain collectively bargained employees will also fall under this amended matching formula, as negotiated by their respective union. The amendment also reduced the maximum employee Participant Contribution on a participant's annual bonus from 6% to 5%.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
(Dollar amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost (1)	value
	Cash			$125
	Short-Term Investment Fund:
*	BNY Short-Term Investment Fund (2)	A collective trust investing in short-term securities, 4,360,199 units		4,362
	Common stock:
*	Occidental Petroleum Corporation (2)	Common stock, 9,974,301 shares	243,836	804,028
	California Resources Corporation	Common stock, 3,557,440 shares	7,971	19,712
				823,740

*	Participant loans:	1,777 participant loans, various maturities ranged from January 2015 to January 2025, interest rates range from 3% to 5%, balances collateralized by participant account		21,646
	Mutual funds:
	MFO Vanguard Institutional Index Fund	1,400,126 shares	162,389	264,176
	MFO Black Rock Equity Dividend Fund	2,205,922 shares	45,326	55,038
	MFO Causeway Cap Mgmt. Intl Value Inst’l	5,520,289 shares	75,367	81,645
	MFO Dodge & Cox Balanced Fund	1,628,803 shares	129,710	166,920
	MFO Fidelity Contrafund	833,894 shares	70,923	81,697
	MFO Massachusetts Investors Growth Stock Fund	2,355,494 shares	50,562	59,099
	MFO Pimco Total Return Fund Inst’l	5,900,594 shares	64,896	62,900
	MFO Pimco High Yield Fund	2,876,563 shares	27,306	26,291
	MFO Vanguard Specialized Portfolios Reit Index Fund Inst’l	4,617,258 shares	65,471	82,049
	MFO Vanguard Mid-Cap Index Inst’l Fund	859,976 shares	93,288	143,315
	MFO Vanguard Inflation Protected Securities Inst’l	2,415,780 shares	26,737	25,462
		Total mutual funds		1,048,592
	Plan interest in master trust accounts:
	Oxy Combined Advent Capital Management Master Trust Acct	890,786 units	14,199	18,196
	Oxy Combined Alliance Bernstein Master Trust Acct	4,162,199 units	77,776	124,217
	Guaranteed Investment Contracts Master Trust Acct	22,328,846 units	397,270	455,713
		Total Plan interest in master trust accounts		598,126
		Total		$2,496,591

(1)	Cost information omitted for participant-directed investment.
(2)	Includes non-participant-directed investments.
*	Represents a party in interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2014
(Dollar amounts in thousands)

Identity of party involved	Description of asset (includes interest rate and maturity in case of loan)	Purchase Price	Selling Price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain
Series of transactions:
* Bank of New York	EB Temporary Investment Fund:
	242 Acquisitions	$241,112	$—	$—	$—	$241,112	$241,112	$—
	267 Dispositions	$—	$253,346	$—	$—	$253,346	$253,346	$—

*  Represents a party-in-interest, as defined by ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN

By	/s/ Martin Cozyn
Martin Cozyn - Chairman of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 26, 2015

Exhibit Index

Exhibit

No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm